Form U-13-60
                      Mutual and Subsidiary Service Companies
                              Revised February 7, 1980


                                   ANNUAL REPORT

                                  For the Period

               Beginning January 1, 2001 and Ending December 31, 2001



                                       TO THE

                      U. S. SECURITIES AND EXCHANGE COMMISSION


                                         OF

                      DOMINION RESOURCES SERVICES COMPANY, INC.

                            A Subsidiary Service Company




                      Date of Incorporation:  October 14, 1999


     State or Sovereign Power under which Incorporated or Organized:  Virginia



            Location of Principal Executive Offices of Reporting Company:


                                 120 Tredegar Street
                                 Richmond, VA  23219


     Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                Steven A. Rogers, Vice President & Controller

                                 120 Tredegar Street
                                 Richmond, VA  23219



          Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                              Dominion Resources, Inc.

                        INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission of this form.

     Requirements as to multiple copies filed with the Commission do not apply to electronic format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

                   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                       Schedule or     Page
Description of Schedules and Accounts                Account Number   Number

COMPARATIVE BALANCE SHEET                              Schedule I       5-6

    Service Company Property                           Schedule II      7-8
    Accumulated Provision for Depreciation and
        Amortization of Service Company Property       Schedule III      9
    Investments                                        Schedule IV      10
    Accounts Receivable from Associate Companies       Schedule V      11-12
    Fuel Stock Expenses Undistributed                  Schedule VI      13
    Stores Expense Undistributed                       Schedule VII     14
    Miscellaneous Current and Accrued Assets           Schedule VIII    15
    Miscellaneous Deferred Debits                      Schedule IX      16
    Research, Development, or Demonstration
        Expenditures                                   Schedule X       17
    Proprietary Capital                                Schedule XI     18-19
    Long-Term Debt                                     Schedule XII     20
    Current and Accrued Liabilities                    Schedule XIII   21-22
    Notes to Financial Statements                      Schedule XIV    23-27

COMPARATIVE STATEMENT OF INCOME                        Schedule XV      28

    Analysis of Billing - Associate Companies          Account 457     29-30
    Analysis of Billing - Non associate Companies      Account 458      31
    Analysis of Charges for Service - Associate
        and Non associate Companies                    Schedule XVI     32
    Schedule of Expense by Department or
        Service Function                               Schedule XVII   33-38
    Departmental Analysis of Salaries                  Account 920      39
    Outside Services Employed                          Account 923     40-46
    Employee Pensions and Benefits                     Account 926      47
    General Advertising Expenses                       Account 930.1    48
    Miscellaneous General Expenses                     Account 930.2    49
    Rents                                              Account 931      50
    Taxes Other than Income Taxes                      Account 408      51
    Donations                                          Account 426.1   52-55
    Other Deductions                                   Account 426.5    56
    Notes to Statement of Income                       Schedule XVIII   57

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                       Page
Description of Reports or Statements                                  Number

ORGANIZATION CHART                                                      58

METHODS OF ALLOCATION                                                   59

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED             60-61

EXHIBIT I                                                                1

EXHIBIT II                                                              1-6

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

                Give balance sheet of the Company as of December 31
                           of the current and prior year
                                                                As of
Account              Assets and Other Debits                 December 31
                                                          Current    Prior
                                                           2001	    2000
                                                            (In Thousands)

         SERVICE COMPANY PROPERTY
  101    Service company property (Schedule II)         $ 60,190    $     -
  107    Construction work in progress (Schedule II)       2,128      2,131
                                                        -------------------
            Total Property                              $ 62,318    $ 2,131
                                                        -------------------
  108    Less accumulated provision for depreciation
          and amortization of service company property
          (Schedule III)                                $(36,397)   $     -
                                                        -------------------
            Net Service Company Property                $ 25,921    $ 2,131
                                                        -------------------
         INVESTMENTS
  123    Investments in associate companies(Schedule IV)$      -    $     -
  124    Other investments (Schedule IV)                  89,709      6,739
                                                        -------------------
            Total Investments                           $ 89,709      6,739
                                                        -------------------
         CURRENT AND ACCRUED ASSETS
  131    Cash                                           $      -    $20,480
  134    Special deposits                                  3,122      3,810
  135    Working funds                                         -          -
  136    Temporary cash investments (Schedule IV)         61,149          -
  141    Notes receivable                                      -          -
  143    Accounts receivable                               9,582      4,297
  144    Accumulated provision for uncollectible accounts      -          -
  146    Accounts receivable from associate companies
           (Schedule V)                                  128,893     97,843
  152    Fuel stock expenses undistributed (Schedule VI)       -          -
  154    Materials and supplies                                -          -
  163    Stores expense undistributed (Schedule VII)           -          -
  165    Prepayments                                       9,549         81
  174    Miscellaneous current and accrued assets
           (Schedule VIII)                                    -           -
                                                        -------------------
            Total Current and Accrued Assets            $212,295   $126,511
                                                        -------------------
         DEFERRED DEBITS
  181    Unamortized debt expense                       $     -    $      -
  184    Clearing accounts                                   349        138
  186    Miscellaneous deferred debits (Schedule IX)      63,074     14,686
  188    Research, development, or demonstration
           expenditures (Schedule X)                          -           -
  190    Accumulated deferred income taxes                41,558     10,406
                                                        -------------------
            Total Deferred Debits                       $104,981   $ 25,230
                                                        -------------------
            TOTAL ASSETS AND OTHER DEBITS               $432,906   $160,611
                                                        -------------------

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

                                                                As of
Account              Liabilities and Proprietary Capital      December 31
                                                          Current    Prior
                                                           2001       2000
                                                            (In Thousands)
         PROPRIETARY CAPITAL
  201    Common stock issued (Schedule XI)              $  56,357   $      1
  211    Miscellaneous paid-in-capital (Schedule XI)        3,203          -
  215    Appropriated retained earnings (Schedule XI)          -           -
  216    Unappropriated retained earnings (Schedule XI)        -           -
  218    Accumulated Other Comprehensive income (loss)    ( 8,703)   (24,318)
                                                        ---------------------
            Total Proprietary Capital                   $  50,857   $(24,317)
                                                        ---------------------

         LONG-TERM DEBT
  223    Advances from associate companies(Schedule XII)$  29,757   $      -
  224    Other long-term debt (Schedule XII)                   -           -
  225    Unamortized premium on long-term debt                 -           -
  226    Unamortized discount on long-term debt-debit          -           -
                                                        ---------------------
            Total Long-Term Debt                        $  29,757   $      -
                                                        ---------------------
         CURRENT AND ACCRUED LIABILITIES
  231    Notes payable                                  $      -    $      -
  232    Accounts payable                                  33,549     36,281
  233    Notes payable to associate companies
           (Schedule XIII)                                     -           -
  234    Accounts payable to associate companies
           (Schedule XIII)                                 70,138      8,248
  236    Taxes accrued                                     22,640      2,224
  237    Interest accrued                                      -           -
  238    Dividends declared                                    -           -
  241    Tax collections payable                            2,346         52
  242    Miscellaneous current and accrued liabilities
           (Schedule XIII)                                103,400     40,877
                                                        --------------------
            Total Current and Accrued Liabilities       $ 232,073  $  87,682
                                                        --------------------
         DEFERRED CREDITS
  253    Other deferred credits                         $ 118,731  $  97,246
  255    Accumulated deferred investment tax credits          -            -
                                                        --------------------
            Total Deferred Credits                      $ 118,731  $  97,246
                                                        --------------------
  282    ACCUMULATED DEFERRED INCOME TAXES              $   1,488  $       -
                                                        --------------------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL   $ 432,906  $ 160,611
                                                        --------------------

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

     		            For the Year Ended December 31, 2001
                                  (In Thousands)

                       SCHEDULE II - SERVICE COMPANY PROPERTY

                       Balance At           Retirements            Balance At
                       Beginning               or        Other     Close of
   Description          of Year  Additions    Sales    Changes(1)    Year

SERVICE COMPANY PROPERTY

Account

  301   Organization   $     -   $      -    $     -     $     -   $     -
  303   Miscellaneous
          Intangible
          Plant              -        2,403        -           -      2,403
  304   Land and Land
          Rights             -          -          -           -         -
  305   Structures and
          Improvements       -       10,764        -           -     10,764
  306   Leasehold
           Improvements      -          -          -           -         -
  307   Equipment(2)         -        2,505        -           -      2,505
  308   Office
           Furniture
           and Equip-
           ment              -       44,518       -            -     44,518
  309   Automobiles,
           Other
           Vehicles and
           Related
           Garage Equip-
           ment              -          -          -           -         -
  310   Aircraft and
           Airport
           Equipment         -          -          -           -         -
  311   Other Service
           Company
           Property(3)       -          -          -           -         -
                       ----------------------------------------------------
            SUBTOTAL   $     -    $ 60,190  $      -    $      -   $ 60,190
  107   Construction
           Work in
           Progress(4) $  2,131   $  2,128  $      -    $  (2,131) $  2,128
                       ----------------------------------------------------
            TOTAL      $  2,131   $ 62,318  $      -    $  (2,131) $ 62,318
                       ====================================================

(1) Provide an explanation of those changes considered material:

    Amounts transferred into Dominion Resources Services from CNG and Virginia Power
                                                  CNG            VP
                                                  ---            --
    303   Miscellaneous Intangible Plant          $2,403
    305   Structures & Improvements               $8,763         $2,001
    307   Equipment                                              $2,505
    308   Office Furniture & Equipment            $28,950        $15,568

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

     	                  For the Year Ended December 31, 2001
                                   (In Thousands)

                              SCHEDULE II - CONTINUED

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                                     Balance At
                                                                      Close of
             Subaccount Description                   Additions         Year


Communication Equipment                                     978          978
Miscellaneous Equipment                                   1,527        1,527
	                                                 ---------------------
  TOTAL - Account 307                                  $  2,505     $  2,505


Office Furniture and Equipment                         $ 11,802     $ 11,802
Data Processing Equipment Hardware                       30,494       30,494
Property Under Capital Lease                              2,222        2,222
                                                       ---------------------
  TOTAL - Account 308                                  $ 44,518     $ 44,518
                                                       =====================


(3) Describe Other Service Company Property:

    Not Applicable


(4) Describe Construction Work in Progress:

Printing Equipment                                 $     641
Renovation/New Office Furniture                          624
Network Infrastructure Upgrade                           334
Voice Integration Project                                176
Miscellaneous                                            353
                                                   ---------
                                                   $   2,128
                                                   =========


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

     	                  For the Year Ended December 31, 2001
                                   (In Thousands)

                                    SCHEDULE III

                     ACCUMULATED PROVISION FOR DEPRECIATION AND
                      AMORTIZATION OF SERVICE COMPANY PROPERTY

                                    Additions               Other
                                    Charged               Changes
                        Balance At    to                    Add     Balance At
                         Beginning  Account               (Deduct)   Close of
     Description          of Year     403    Retirements     (1)       Year
Account
   301   Organization   $     -    $     -     $    -      $   -     $     -
   303   Miscellaneous
         Intangible
         Plant                -      1,679          -          -        1,679
   304   Land and Land
         Rights               -          -          -          -           -
   305   Structures and
         Improvements         -      6,299          -          -        6,299
   306   Leasehold
         Improvements         -          -          -          -           -
   307   Equipment            -        776          -          -          776
   308   Office
         Furniture and
         Fixtures             -     27,643          -          -       27,643
   309   Automobiles,
         Other
         Vehicles and
         Related
         Garage Equip-
         ment                 -          -          -          -           -
   310   Aircraft and
         Airport
         Equipment            -          -          -          -           -
   311   Other Service
         Company
         Property             -          -          -          -           -
                        -----------------------------------------------------
             TOTAL      $     -    $36,397     $    -     $    -      $36,397
                        =====================================================

(1)  Provide an explanation of those changes considered material:

     Amounts transferred into Dominion Resources Services from CNG and Virginia
Power
                                                   CNG            VP
                                                   ---            --
    303  Miscellaneous Intangible Plant            $1,199
    305  Structures & Improvements                 $6,093         $206
    307  Equipment                                                $776
    308  Office Furniture & Equipment              $17,651        $9,992


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

     	                  For the Year Ended December 31, 2001
                                   (In Thousands)

                              SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                      Balance At    Balance At
                                                       Beginning     Close of
              Description                               of Year        Year

Account 123 - Investment in Associate Companies      $       -      $     -


Account 124 - Other Investments

               Mellon Bank, N.A.
                 Grantor Trusts-Nonqualified Benefits
                    and Deferred Compensation
                    Arrangements                          6,739       32,475

              The Ayco Company, L.P.                         -         2,221
                 Company-Owned Life Insurance
                    Policies

              General American Life Insurance Co.            -        36,759
                 Company-Owned Life Insurance
                    Policies

              Pacific Life
                 Company-Owned Life Insurance
                    Policies                                 -        18,254
                                                     -----------------------
        TOTAL                                        $    6,739     $ 89,709
                                                     =======================

Account 136 - Temporary Cash Investments

              Bank of America
                 Nations Cash Reserves
                    Money Market Fund                $       -        61,149
                                                     -----------------------


        TOTAL                                        $     -       $  61,149
                                                     =======================

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

              SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                      Balance At    Balance At
                                                      Beginning     Close of
                 Description                           of Year        Year
Account 146 - Accounts Receivable from Associate
              Companies
  Virginia Electric & Power Company                   $ 70,107    $     58,790
  Dominion Telecom, Inc.                                 1,294               8
  Virginia Power Services, Inc.                              9              -
  Virginia Power Nuclear Services, Inc.                     23              42
  Evantage, Inc.                                         2,517              14
  Virginia Power Services Energy, Inc.                       4              14
  Virginia Power Energy Marketing, Inc.                    411             524
  Virginia Power Property, Inc.                              8               7
  CNG Service Company                                    1,272              -
  Dominion Transmission, Inc.                            4,058          11,606
  The East Ohio Gas Company                              5,728          13,158
  The Peoples Natural Gas Company                        2,186           4,363
  Hope Gas, Inc.                                           778           1,749
  Dominion Exploration & Production, Inc.                3,484           4,037
  Dominion Field Services,Inc.                              84             207
  Dominion Retail, Inc.                                    102           4,424
  Dominion Products & Services, Inc.                        32             144
  CNG Oil Gathering Corp.                                    4               5
  CNG Power Co.                                             31              -
  CNG International, Inc.                                  144              93
  Dominion Reserves, Inc.                                  775           3,300
  Dominion Energy, Inc.                                  3,455           8,317
  Dominion Lands, Inc.                                      43              97
  Dominion Capital, Inc.                                   691          10,596
  Dominion U.K. Holding, Inc.                              548              -
  Dominion Resources, Inc.                                  -            4,403
  Dominion Nuclear Connecticut, Inc.                        -              907
  Dominion Cleveland Thermal, Inc.                          -                1
  Dominion Oklahoma Texas Explor. & Prod.                   -              175
  Dominion Metering Services, Inc.                          -              252
  DT Services, Inc.                                         -            1,371
  Consolidated Natural Gas Company                          -                6
  CNG Coal Company                                          -                3
  CNG Pipeline Company                                      -                2
  CNG Main Pass Gathering Corporation                       -                1
  Dominion Alliance Holding, Inc.                           -                2
  Dominion Ohio ES,Inc.	                                    -               90
  Dominion Energy Direct Sales                              55             185
                                                      --------     -----------
          TOTAL RECEIVABLES                           $ 97,843     $   128,893
                                                      ========     ===========

                 ANNUAL REPORT OF: Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Concluded)


                                                                       Total
Analysis of Convenience or Accommodation Payments:                   Payments

Virginia Electric & Power Company                                 $  46,805
Dominion Resources, Inc.                                                999
The East Ohio Gas Company                                             9,194
The Peoples Natural Gas Company                                       5,053
Hope Gas, Inc.                                                        2,556
Dominion Transmission, Inc.                                           7,969
Dominion Telecom Services, Inc.                                         292
Virginia Power Energy Marketing, Inc.                                   153
Consolidated Natural Gas Co.                                             14
Dominion Retail, Inc.                                                   291
Dominion Products & Services, Inc.                                        2
Dominion Field Services, Inc.                                            87
Dominion Energy, Inc.                                                   992
Dominion Energy Direct Sales                                            214
Dominion Lands, Inc.                                                    199
Dominion Capital, Inc.                                                  398
Dominion Reserves, Inc.                                                 954
Dominion Oklahoma Texas Explor. & Prod.                                 402
Dominion Exploration & Producing, Inc.                                6,557
CNG Main Pass Gas Gathering Corp.                                        46
CNG Oil Gathering Corp.                                                  35
                                                                  ---------
        TOTAL PAYMENTS                                            $  83,212



   The majority of these payments were for system insurance and system employee benefit plans.

                 ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                         For the Year Ended December 31, 2001
                                   (In Thousands)

                    SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



                 Description                       Labor    Expenses   Total

Account 152 - Fuel Stock Expenses Undistributed  $     -   $     -   $     -
                                                 ---------------------------
          TOTAL                                  $     -   $     -   $     -
                                                 ===========================




Summary:

  Not Applicable

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED



INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                 Description                       Labor    Expenses   Total

Account 163 - Stores Expense Undistributed       $     -   $     -   $     -
                                                 ---------------------------
          TOTAL                                  $     -   $     -   $     -
                                                 ===========================

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

              SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.


                                                      Balance At   Balance At
                                                      Beginning     Close of
                Description                            of Year        Year

Account 174 - Miscellaneous Current and
              Accrued Assets


                                                       $     -       $     -
                                                       ---------------------
          TOTAL                                        $     -       $     -
                                                       =====================

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

                     SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.


                                                       Balance At    Balance At
                                                        Beginning     Close of
                Description                              of Year        Year

Account 186 - Miscellaneous Deferred Debits

   Prepaid Pension Costs - Non-Current                 $    914      $ 41,071
   Intangible Asset - Minimum Pension Liability          13,772        19,864
   Derivative Assets                                          -         2,139
                                                       ----------------------
           TOTAL                                       $ 14,686      $ 63,074
                                                       ======================

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

          SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.



                       Description                                   Amount

Account 188 - Research, Development, or Demonstration
                Expenditures                                         $     -
                                                                     -------
             TOTAL                                                   $     -
                                                                     =======

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001


                          SCHEDULE XI - PROPRIETARY CAPITAL


                                 Outstanding
                                  Number of   Par or Stated  Close of Period
Account                            Shares        Value       No. of    Total
Number      Class of Stock        Authorized   Per Share     Shares   Amount

201         Common Stock Issued      1,000        no par      201     $56,357
                                  ===========================================

      Shares issued at formation of DRS                       100     $     1
      Shares acquired in CNG Services Company merger          100          10
      Shares issued to CNG in exchange for insurance policies   1      56,346
                                                              ---     -------

          Total                                               201     $56,357
                                                              ===     =======


INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.



                      Description                                      Amount

Account 211 - Miscellaneous Paid-In Capital
                 Tax benefit for stock options exercised              $ 3,203

Account 215 - Appropriated Retained Earnings                               -
                                                                      -------

          TOTAL                                                       $ 3,203
                                                                      =======





INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of Capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001


                   SCHEDULE XI - PROPRIETARY CAPITAL - (Continued)



                        Balance At   Net Income            Balance At
                        Beginning       or       Dividends  Close of
    Description           of Year      (Loss)       Paid      Year

Account 216
Unappropriated
Retained
Earnings             $       -     $      -     $     -     $      -
                     -----------------------------------------------
  TOTAL              $       -     $      -     $     -     $      -
                     ===============================================

                       Balance At   Comprehensive  Reclass    Balance At
                       Beginning     Income or   Adjustments  Close of
                         of Year      (Loss)                     Year



    Description


Account 218 - Accumulated
               Other
               Comprehensive
               Income   (1)  $(24,318)    $  15,615    $     -     $ (8,703)
                             -----------------------------------------------
          TOTAL              $(24,318)    $  15,615    $     -     $ (8,703)
                             ===============================================


(1)	Primarily represents additional minimum pension liability pursuant to
      Statement of Financial Accounting Standards No, 87, Employers' Accounting For Pensions.


                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

	                              For the Year Ended December 31, 2001
                                               (In Thousands)

                                       SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                    Terms of Oblig    Date                        Balance At                  Balance At
                    Class & Series     of    Interest   Amount    Beginning         Deductions Close of
                    of Obligation   Maturity  Rate    Authorized  of Year  Additions    (1)       Year
Account 223 - Advances from
                    Associate Companies:


              Dominion Resources, Inc.                                   -   $618,258 $588,501  $29,757




Account 224 - Other Long-Term Debt:                           -          -      -        -          -
                                                         ----------------------------------------------
          TOTAL                                          $    -    $     -   $618,258 $588,501  $29,757
                                                         ==============================================

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

    The deductions represent repayments of advanced funds from Dominion Resources Services, Inc. to
    Dominion Resources, Inc.




                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001

                                   (In Thousands)

                  SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.
               Items less than $10,000 may be grouped, showing the number of items in each group.

                                                      Balance At    Balance At
                                                       Beginning     Close of
                  Description                           of Year        Year

Account 233 - Notes Payable to Associate Companies    $      -      $      -
                                                      ------------------------

          TOTAL                                       $      -      $      -
                                                      ========================

Account 234 - Accounts Payable to Associate Companies

   Dominion Resources, Inc.                           $      122    $      180
   Consolidated Natural Gas Co.                                1         3,761
   Virginia Electric & Power                                 -           3,241
   East Ohio Gas Co.                                         -             769
   The Peoples Natural Gas Co.                               -             221
   Hope Gas, Inc.                                            -             142
   Dominion Transmission, Inc.                               -             351
   Dominion Telecom, Inc.                                    -              76
   Dominion Energy, Inc.                                     -              13
   Dominion Energy Direct Sales                            8,125            41
   Dominion Exploration & Production                         -              94
   CNG Money Pool Principal                                             60,917
   CNG Money Pool Interest                                                 313
   Under $10,000 (7 items)                                   -              19
                                                      ------------------------
         TOTAL                                        $    8,248    $   70,138
                                                      ========================

	          ANNUAL REPORT OF:  Dominion Resources Services, Inc.

	                  For the Year Ended December 31, 2001
                                   (In Thousands)

                  SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                     (Concluded)


INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.
               Items less than $10,000 may be grouped, showing the number of items in each group.

                                                      Balance At    Balance At
                                                      Beginning     Close of
                 Description                           of Year        Year




Account 242 - Miscellaneous Current and Accrued Liabilities

  Capital Lease Obligations - Current                $      -       $    940
  Supplemental Pensions & Retirement Plans                  59           693
  Accrued Vacation                                       7,618        15,921
  Accrued Incentive Pay                                 20,983        30,828
  Reserve for IBNR Claims                                  574         2,248
  Derivative Liabilities                                    -          4,251
  Accrued Severance                                         -         13,137
  Lease Termination Accrual                                 -          3,371
  Deferred Compensation                                  4,648        19,178
  Miscellaneous Current & Accrued Liab. (898 items)      6,995        12,833
                                                     -----------------------

          TOTAL                                      $  40,877      $103,400
                                                     =======================

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Period Ended December 31, 2001

                     SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



Organization

Dominion Resources Services, Inc. (the Company or DRS) is a subsidiary of Dominion Resources, Inc. (DRI or Dominion), a public utility holding company. The company provides certain administrative, management, and support services to the associate companies in the Dominion system.

Effective January 1, 2001, the CNG Services Company was merged with and into Dominion Resources Services Company, with Dominion Resources Services Company being the surviving entity. CNG Services Company had issued and outstanding 100 shares of $100 par value common stock. Pursuant to the merger, each share of the outstanding common stock of CNG Services Company was converted into a share of common stock of Dominion Resources Services Company. The merger was approved in Public Utility Holding Company Act Release No. 35-27113, File No. 70-9477.

In December 2001, Consolidated Natural Gas (CNG) transferred certain corporate owned life insurance policies to DRS, to fund certain non-qualified deferred compensation liabilities. The cash surrender value of the policies transferred was approximately $56 million and was transferred to DRS in exchange for 1 share of DRS common stock.

Cash

Current banking arrangements generally do not require checks to be funded until presented for payment. At December 31, 2001, accounts payable included the net effect of checks outstanding but not yet presented for payment of $7.3 million.

Property, Plant and Equipment and Depreciation

The property, plant and equipment accounts, recorded at original cost, consist of labor, materials, services and, where appropriate, capitalized interest. The cost of maintenance and repairs is charged to the appropriate operating expense account. The cost of additions and replacement is charged to the appropriate plant account, except that the cost of minor additions and replacements, as provided in the Uniform System of Accounts, is charged to maintenance expense.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Period Ended December 31, 2001

              SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED


Property, Plant and Equipment and Depreciation (Continued)

Depreciation and amortization of plant are recorded over the estimated service lives of plant assets by application of straight line method.



System Money Pool

The CNG Parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by DRS on behalf of the participants. DRS is not a participant in the Pool.

Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the CNG Parent Company, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, DRS, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the CNG Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.


Income Taxes

The income tax expense or benefit has been computed for the Company in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and reflects the changes in tax assets and liabilities of the Company on a stand alone basis.



2. RESTRUCTURING ACTIVITIES

In the fourth quarter of 2001, after completing the transition period for fully integrating Dominion's existing organization and operations, management initiated a focused review of Dominion's combined operations. The objective of this review was to identify any activities or resources which were no longer necessary when the post-CNG acquisition transition period had ended. As a result, DRS recognized $62 million of restructuring costs which represented its portion of employee severance and termination benefits and the abandonment of leased office space no longer needed. The restructuring charges included approximately $46 million related to departing employees for modifications of stock options, special termination benefits and losses related to the settlement of the related nonqualified pension obligation and plan curtailment, $12 million in employee severance costs, and $4 million in lease restructuring costs.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Period Ended December 31, 2001

              SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED



      RESTRUCTURING ACTIVITIES (Continued)

Under the restructuring plan, DRS identified approximately 62 salaried positions to be eliminated and recorded $12 million in employee severance-related costs. Severance payments were based on the individual's base salary and years of service at the time of termination.



3.	PENSION AND OTHER BENEFIT PROGRAMS



Pension Program

All employees of the Company are covered under the Dominion Resources, Inc. Retirement Plan (the Plan), a qualified noncontributory defined benefit pension plan. Benefits payable under the Plan are based primarily on each employee's years of service, age and compensation. The Plan is funded on an annual basis in accordance with the provisions of the Employment Retirement Income Security Act of 1974. The Company's credit under the Plan was $10.5 million for year 2001. Under the terms of its benefit plans, the Company reserves the right to change, modify or terminate the plans. The pension program also includes the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified benefit plans are funded through contributions to a grantor trust. In accordance with SFAS 87, additional minimum liability, intangible asset and credit to accumulated other comprehensive income related to the nonqualified plans have been recorded.



Other Postretirement Benefits

In addition to providing pension benefits, the Company participates in certain health care and life insurance benefit plans for retired employees. These benefits are provided through insurance companies and other providers.

Employees who retire on or after attaining age 55 and having rendered at least 10 years of service, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, and the plan elected by the employee. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost sharing features are adjusted annually. The Company's post retirement benefit expenses were $9.1 million for year 2001.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001

              SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED



4.	DERIVATIVE AND HEDGE ACCOUNTING

Under SFAS No. 133, derivatives are recognized on the balance sheets at fair value. For all derivatives designated as hedges, DRS formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for using the hedging instrument. DRS assesses whether the hedge relationship between the derivative and the hedged item is highly effective in offsetting changes in cash flows both at the inception of the hedge and on an ongoing basis. Any change in fair value of the derivative that is not effective in offsetting changes in the fair value of the hedged item is recognized currently in earnings. Further, for derivatives that have ceased to be highly effective hedges, DRS discontinues hedge accounting prospectively.

For cash flow hedge transactions in which DRS is hedging the variability of cash flows related to a variable-priced asset, liability, commitment, or forecasted transaction, changes in the fair value of the derivative are reported in Accumulated Other Comprehensive Income (AOCI). Derivative gains and losses reported in AOCI are reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.


DRS currently uses cash flow hedge strategies to hedge the variability in certain lease payments through the use of interest rate swaps. The fair value of the swaps is recognized on the balance sheet as Derivative Assets or Derivative Liabilities. Changes in the fair value are reported in AOCI. Gains and losses on the swaps, when recognized, are included in Rent Expense.



5.  COMMITMENTS AND CONTINGENCIES

DRS leases various facilities, vehicles, aircraft and equipment under both operating and capital leases. Rental expense incurred in the year 2001 was $28.4 million and is included in the Statement of Income. Included in rental expense is $11.3 million related to payments to Affiliated Companies, primarily for office space, and $4 million associated with the abandonment of leased office space no longer needed due to restructuring activities. Contingent and sublease rentals were not material. Future minimum rental payments in the aggregate amount to $55.6 million and for the years 2002 through 2006 are:
$9.1 million; $9.9 million; $10.9 million; $10.9 million and $10.9 million, exclusive of payments to Affiliates.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001

              SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED




As of December 31, 2001, DRS has entered into an agreement with a special purpose entity (Lessor) in order to finance and lease its corporate headquarters and aircraft. The Lessors have an aggregate financing commitment from equity and debt participants (Investors) of $111 million, of which $81 million has been used for total project costs to date. DRS, in its role as construction agent for the Lessors, is responsible for completing construction by a specified date. In the event a project is terminated before completion, DRS has the option to either purchase the project for 100 percent of project costs or terminate the project and make a payment to the Lessor of 89.9 percent of project costs. Upon completion of each individual project, DRS has use of the project assets subject to an operating lease. DRS's lease payments to the Lessors are sufficient to provide a return to the Investors. At the end of each individual project's lease term, DRS may renew the lease at negotiated amounts based on project costs and current market conditions, subject to Investors' approval; purchase the project at its original construction cost; or sell the project, on behalf of the Lessor, to an independent third party. If the project is sold and the proceeds from the sale are insufficient to repay the Investors, DRS may be required to make a payment to the Lessor of 85 percent of the project cost. Dominion has guaranteed the obligations of DRS to the Lessors during the construction and post-construction period. These transactions do not contain any type of credit rating or stock price trigger events.

As noted above, as of December 31, 2001, the amount subject to this agreement totaled $81 million, and the total amount, upon completion of the project, is projected to be approximately $111 million. The project is accounted for as an operating lease for financial accounting purposes. Accordingly, neither the project assets nor related obligations are reported on DRS's balance sheet. The future minimum lease payments described above include annual payments of approximately $6 million associated with these projects representing minimum payments under leases for which the leased assets are currently in use. Annual lease payments for the project are estimated to be $4 million in 2002, increasing to $6 million by 2004.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.


                   For the Years Ended December 31, 2001 and 2000
                                    (In Thousands)

                    SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME


                                                           Current    Prior
                           Description                      Year      Year
Account                                                      2001      2000
      INCOME

 457      Services rendered to associate companies          $586,527  $265,483
 458      Services rendered to non-associate companies           585        16
 421      Miscellaneous income or loss                           465     1,272
                                                            ------------------
                    TOTAL INCOME                            $587,577  $266,771
                                                            ==================
      EXPENSE

 912-13   Marketing and Advertising                         $      -  $     -
 920      Salaries and wages                                 221,858   115,997
 921      Office supplies and expenses                        52,531    24,919
 922      Administrative expense transferred - credit              -        -
 923      Outside services employed                          131,616    59,325
 924      Property insurance                                     181       203
 925      Injuries and damages                                   558       131
 926      Employee pensions and benefits                      89,204    21,571
 928      Regulatory commission expense                            -        -
 930.1    General advertising expenses                         3,559     6,232
 930.2    Miscellaneous general expenses                      11,557     8,571
 931      Rents                                               28,386    10,746
 932      Maintenance of structures and equipment             15,456     9,184
 403      Depreciation and amortization expense               11,454        -
 408      Taxes other than income taxes                       15,461     5,836
 409      Income taxes                                        23,592    10,406
 410      Provision for deferred income taxes 		            -        -
 411      Provision for deferred income taxes - credit       (23,592)  (10,406)
 411.5    Investment tax credit                                   -        -
 426.1    Donations                                            3,132     1,509
 426.5    Other deductions                                       702       595
 427      Interest on long-term debt                              57        -
 430      Interest on debt to associate companies              1,862       922
 431      Other interest expense                                   3     1,030
                                                            ------------------
                    TOTAL EXPENSE                           $587,577  $266,771
                                                            ------------------

                    NET INCOME OR (LOSS)                    $     -   $     -
                                                            ==================


                 ANNUAL REPORT OF: Dominion Resources Services, Inc.

                         For the Year Ended December 31, 2001

     		                        (In Thousands)
                                 ANALYSIS OF BILLING

                          ASSOCIATE COMPANIES - ACCOUNT 457

                                      Direct   Indirect  Compensation   Total
                                      Costs     Costs      For Use      Amount
     Name of Associate Company       Charged   Charged    of Capital    Billed
                                      457-1     457-2       457-3

Dominion International, Inc.        $    751   $    171   $      4   $    926
CNG Main Pass Gas Gathering Corp.   $      5   $     -    $     -    $      5
CNG Oil Gathering Corporation       $     15   $      4   $     -    $     19
Dominion Capital, Inc.              $  8,999   $  5,296   $     31   $ 14,326
The East Ohio Gas Company           $ 56,597   $ 10,939   $    214   $ 67,750
Dominion Exploration & Production   $ 18,666   $  3,906   $     78   $ 22,650
Dominion Field Services, Inc.       $    796   $    422   $      4   $  1,222
Hope Gas, Inc.                      $  8,333   $  1,351   $     26   $  9,710
Dominion Lands, Inc.                $    983   $    134   $      3   $  1,120
The Peoples Natural Gas Company     $ 19,500   $  3,167   $     64   $ 22,731
Dominion Products & Services, Inc.  $    297   $     71   $      1   $    369
Dominion Reserves, Inc.             $  7,153   $  4,606   $     37   $ 11,796
Dominion Resources Cap. Trust I     $      2   $      3   $     -    $      5
Dominion Resources, Inc.            $ 14,287   $  1,132   $     38   $ 15,457
Dominion Retail, Inc.               $  7,373   $  4,781   $     29   $ 12,183
Dominion Telecom, Inc.              $  1,075   $    158   $      9   $  1,242
Dominion Transmission, Inc.         $ 33,433   $  9,299   $    133   $ 42,865
Evantage, Inc.                      $     42   $     13   $     -    $     55
Virginia Electric & Power Company   $250,478   $ 58,486   $  1,051   $310,015
Virginia Power Energy Marketing,Inc $  1,573   $    236   $      5   $  1,814
Virginia Power Nuclear Services,Inc $    139   $     29   $      1   $    169
Virginia Power Properties, Inc.     $      6   $      1   $     -    $      7
Virginia Power Services, Inc.       $      8   $      1   $     -    $      9
Virginia Power Services Energy, Inc $     70   $     18   $     -    $     88
CNG Coal Company                    $      7   $      2   $     -    $      9
CNG Financial Services Company      $     -    $     -    $     -    $     -
CNG Iroquois, Inc.                  $     22   $      3   $     -    $     25
CNG Pipeline Company                $      7   $      3   $     -    $     10
CNG Power Company - Liquids Div     $     15   $      4   $     -    $     19
CNG Power Company - Mrkt Ctr Srv Div$      5   $     -    $     -    $      5
CNG Power Company - Tech Prod Div   $     73   $      5   $     -    $     78
CNG Power Services Corporation      $      9   $     -    $     -    $      9
CNG Research Company                $      9   $     -    $     -    $      9
Consolidated Natural Gas, Inc.      $ (2,688)  $    415   $      2   $ (2,271)
Consolidated System LNG Company     $      3   $     -    $     -    $      3
Dominion Alliance Holding, Inc.     $    207   $      4   $     -    $    211
Dominion Cleveland Thermal, Inc.    $      1   $     -    $     -    $      1
Dominion Credit Union               $     22   $      2   $     -    $     24
Dominion Energy, Inc.               $ 38,272   $  7,262   $    120   $ 45,654


                 ANNUAL REPORT OF: Dominion Resources Services, Inc.

                         For the Year Ended December 31, 2001

                                    (In Thousands)

        	 	                ANALYSIS OF BILLING

                     ASSOCIATE COMPANIES - ACCOUNT 457 (Continued)

                                      Direct   Indirect  Compensation   Total
                                      Costs     Costs      For Use      Amount
     Name of Associate Company       Charged   Charged    of Capital    Billed
                                      457-1     457-2       457-3

Dominion Metering Services, Inc.    $  1,257   $      5   $     -    $  1,262
Dominion Ohio ES, Inc.              $    579   $     27   $     -    $    606
Dominion Oklahoma Texas E&P         $    378   $      9   $     -    $    387
Dominion Telecom Services, Inc.     $  3,612   $    331   $     10   $  3,953


          TOTAL                     $472,371   $112,296   $  1,860   $586,527
                                    =========================================

               ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                       For the Year Ended December 31, 2001
                                  (In Thousands)

                               ANALYSIS OF BILLING

                       NON-ASSOCIATE COMPANIES - ACCOUNT 458

     Name of      Direct   Indirect   Compensation           Excess     Total
   Non-associate   Cost     Cost        For Use    Total       or      Amount
     Company     Charged   Charged     Of Capital   Cost   Deficiency  Billed
                  458-1      458-2       458-3                458-4

Virginia Natural
        Gas

     TOTAL    $     549    $     34   $       2   $ 585   $     -    $     585
              ================================================================




INSTRUCTION:   Provide a brief description of the services rendered to each non-associate company:

Services provided to non-associated companies represents services provided to Virginia Natural Gas (VNG) subsequent to the October 6, 2000, sale of VNG by Consolidated Natural Gas Company. The services were provided pursuant to a Transition Services Agreement and consisted primarily of information technology system and related software application support prior to the conversion of existing VNG systems and applications to those used by its new owner, and certain accounting and processing support.

                                                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                           For the Period January 1, 2001 to December 31, 2001
                                                                  (In Thousands)
                                                    SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE

                                                         ASSOCIATE AND NON-ASSOCIATE COMPANIES
                                                     Associate              Non-associate
                                                  Company Charges          Company Charges       Total Charges for Service
                                             Direct   Indirect           Direct  Indirect        Direct  Indirect
             Description of Items             Cost      Cost    Total     Cost    Cost   Total    Cost     Cost     Total

912-13 Marketing and Advertising            $     -   $     -   $     -   $   -   $   -  $   -   $     -   $     -   $     -
920    Salaries and Wages                    221,671        -    221,671     187      -     187   221,858        -    221,858
921    Office Supplies and Expenses           52,502        -     52,502      29      -      29    52,531        -     52,531
922    Administrative Expense Transferred -
           Credit                                 -         -         -       -       -      -         -         -         -
923    Outside Services Employed             131,289        -    131,289     327      -     327   131,616        -    131,616
924    Property Insurance                         -        181       181      -       -      -         -        181       181
925    Injuries and Damages                      558        -        558      -       -      -        558        -        558
926    Employee Pensions and Benefits             -     89,182    89,182      -       22     22        -     89,204    89,204
928    Regulatory Commission Expense              -         -         -       -       -      -         -         -         -
930.1  General Advertising Expenses            3,559        -      3,559      -       -      -      3,559        -      3,559
930.2  Miscellaneous General Expenses         11,558        -     11,558      (1)     -      (1)   11,557        -     11,557
931    Rents                                  22,084     6,303    28,387      -       (1)    (1)   22,084     6,302    28,386
932    Maintenance of Structures and
           Equipment                          15,452        -     15,452       4      -       4    15,456        -     15,456
403    Depreciation and Amortization
           Expense                                -     11,454    11,454      -       -      -         -     11,454    11,454
408    Taxes Other than Income Taxes              -     15,448    15,448      -       13     13        -     15,461    15,461
409    Income Taxes                               -     23,592    23,592      -       -      -         -     23,592    23,592
410    Provision for Deferred Income Taxes        -         -         -       -       -      -         -         -         -
411    Provision for Deferred Income Taxes Cr.    -    (23,592)  (23,592)     -       -      -         -    (23,592)  (23,592)
411.5  Investment Tax Credit                      -         -         -       -       -      -         -         -         -
426.1  Donations                               3,129        -      3,129       3      -       3     3,132        -      3,132
426.5  Other Deductions                          702        -        702      -       -      -        702        -        702
427    Interest on Long-Term Debt                 -         57        57      -       -      -         -         57        57
431    Other Interest Expense                     -          3         3      -       -      -         -          3         3
                                            ---------------------------------------------------------------------------------
                  TOTAL EXPENSES            $462,504  $122,628  $585,132  $  549  $   34 $  583  $463,053  $122,662  $585,715
                                            =================================================================================
Compensation for Use of Equity Capital
430    Interest on Debt to Associate
           Companies                                               1,860      -        2      2        -      1,862     1,862
                                                                -------------------------------------------------------------
                    TOTAL COST OF SERVICE                       $586,992  $  549  $   36 $  585  $463,053  $124,524  $587,577
                                                                =============================================================
INSTRUCTION:  Total cost of service will equal for associate and non-associate companies the total amount billed under their separate anaylsis of billing schedules.



                                                            32


                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                  		   For the Period January 1, 2001 to December 31, 2001
                                                              (In Thousands)

							    SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION

                                                       DEPARTMENT OR SERVICE FUNCTION
                                       Total                   Accounts     Accounting                Company     Benefits
    Description of Items               Amount      Overhead     Payable      Services      Audit     Aviation       Admin

912-13 Marketing and Advertising      $     -     $     -     $     -      $     -      $     -     $     -      $     -
920    Salaries and Wages              221,858          -        1,572        8,539        2,455       1,372          915
921    Office Supplies and Expenses     52,531         (13)         99         (557)         274       1,180           87
922    Administrative Expense
           Transferred Credit               -           -           -            -            -           -            -
923    Outside Services Employed       131,616         960         896        2,005          251         534        1,290
924    Property Insurance                  181          53          -            -            -          128           -
925    Injuries and Damages                558         430          -             1           -            2           -
926    Employee Pensions and Benefits   89,204        (260)        163          796          328         129          323
928    Regulatory Commission Expense        -           -           -            -            -           -            -
930.1  General Advertising Expense       3,559          58          -             2           -           -            -
930.2  Miscellaneous General Expenses   11,557         118        (432)         160           -           67           -
931    Rents                            28,386      17,549          20            8           -        3,749           -
932    Maintenance of Structures
           and Equipment                15,456         543          71           51            6         546           -
403    Depreciation and
           Amortization Expense         11,454      11,410          -            -            -           44           -
408    Taxes Other Than Income Taxes    15,461         275         116          970          179         544           62
409    Income Taxes                     23,592      23,592          -            -            -           -            -
410    Provision for Deferred
           Income Taxes                     -           -           -            -            -           -            -
411    Provision for Deferred
           Income Taxes - Credit       (23,592)    (23,592)         -            -            -           -            -
411.5  Investment Tax Credit                -           -           -            -            -           -            -
426.1  Donations                         3,132          -           -            -            -           -            -
426.5  Other Deductions                    702         (10)         -            -            -           -            -
427    Interest on Long-Term Debt           57          57          -            -            -           -            -
430    Interest on Debt to
           Associate Companies           1,862       1,862          -            -            -           -            -
431    Other Interest Expense                3          -           -            -            -           -            -
                                      -----------------------------------------------------------------------------------
              TOTAL EXPENSES          $587,577    $ 33,032    $  2,505     $ 11,975     $  3,493    $  8,295     $  2,677
                                      ===================================================================================

                                         33



                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                             For the Period January 1, 2001 to December 31, 2001
                                                              (In Thousands)

                                              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                   BY

                                                       DEPARTMENT OR SERVICE FUNCTION
                                       Business    Business   IT Client     Corporate    Corporate   Corporate   Customer
    Description of Items              Operations   Planning    Services  Communications   Planning   Secretary    Service

912-13 Marketing and Advertising      $     -     $     -     $     -      $     -      $     -     $    -      $    -
920    Salaries and Wages               14,461       2,443      36,346        3,268        2,325        483       1,356
921    Office Supplies and Expenses      1,274         679       4,211          504          160         75          86
922    Administrative Expense
           Transferred Credit               -           -           -            -            -          -           -
923    Outside Services Employed         3,506       3,787      26,530        3,441           34        372      10,686
924    Property Insurance                   -           -           -            -            -          -           -
925    Injuries and Damages                 -           -           -            -            -          -           -
926    Employee Pensions and Benefits    1,449         364       3,052          252          707         47         186
928    Regulatory Commission Expense        -           -           -            -            -          -           -
930.1  General Advertising Expense         154           2          13        3,032            3         -           -
930.2  Miscellaneous General Expenses       14          -           28            1           -       1,750           5
931    Rents                                28          -           35            3           35          3           1
932    Maintenance of Structures
           and Equipment                    34          -        1,466           -            53          7         398
403    Depreciation and
           Amortization Expense             -           -           -            -            -          -           -
408    Taxes Other Than Income Taxes       989         158       2,603          212          202         42         110
409    Income Taxes                         -           -           -            -            -          -           -
410    Provision for Deferred
           Income Taxes                     -           -           -            -            -          -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -            -            -          -           -
411.5  Investment Tax Credit                -           -           -            -            -          -           -
426.1  Donations                            -           -           -            -            -          -           -
426.5  Other Deductions                    115          -           -            88           -          13          -
427    Interest on Long-Term Debt           -           -           -            -            -          -           -
430    Interest on Debt to
           Associate Companies              -           -           -            -            -          -           -
431    Other Interest Expense               -           -           -            -            -          -           -
                                      ---------------------------------------------------------------------------------
             TOTAL EXPENSES          $ 22,024    $  7,433    $ 74,284     $ 10,801     $  3,519   $  2,792     $12,828
                                      =================================================================================

                                                	  34



                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

 		                                For the Period January 1, 2001 to December 31, 2001
                                                             (In Thousands)

                                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION


                                                     DEPARTMENT OR SERVICE FUNCTION
                                       IT Data      Energy                            Exploration &  External  Facilities
    Description of Items              Operations  Marketing Environmental  Executive  Production      Affairs  Management

912-13 Marketing and Advertising      $     -    $     -    $     -       $      -     $     -      $     -    $     -
920    Salaries and Wages               19,313      2,154      4,648         36,691          -         4,587      1,152
921    Office Supplies and Expenses      8,201        157        613          2,884           9        1,802        184
922    Administrative Expense
           Transferred Credit               -          -          -              -           -            -          -
923    Outside Services Employed        13,133        660        430          2,049          -         1,966        658
924    Property Insurance                   -          -          -              -           -            -          -
925    Injuries and Damages                  1         -          25             -           -            -          -
926    Employee Pensions and Benefits    1,618        226        566         71,034          -           481        119
928    Regulatory Commission Expense        -          -          -              -           -            -          -
930.1  General Advertising Expense          -          -           2             (1)         -            18         84
930.2  Miscellaneous General Expenses       14         -         567            708          -           121         -
931    Rents                               127         -           7            (93)         -           141      4,007
932    Maintenance of Structures
           and Equipment                 9,804         95         94              3          -             1        116
403    Depreciation and
           Amortization Expense             -          -          -              -           -            -          -
408    Taxes Other Than Income Taxes     1,354        131        342          1,592          -           333         77
409    Income Taxes                         -          -          -              -           -            -          -
410    Provision for Deferred
           Income Taxes                     -          -          -              -           -            -          -
411    Provision for Deferred
           Income Taxes - Credit            -          -          -              -           -            -          -
411.5  Investment Tax Credit                -          -          -              -           -            -          -
426.1  Donations                            -          -           1             19          -         3,032         -
426.5  Other Deductions                     -          -          -             205          -           278         -
427    Interest on Long-Term Debt           -          -          -              -           -            -          -
430    Interest on Debt to
           Associate Companies              -          -          -              -           -            -          -
431    Other Interest Expense               -          -          -              -           -            -          -
                                      ---------------------------------------------------------------------------------
              TOTAL EXPENSES          $ 53,565   $  3,423   $  7,295      $ 115,091    $      9     $ 12,760   $  6,397
                                      =================================================================================

                                                       		 35

                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                            For the Period January 1, 2001 to December 31, 2001
                                                             (In Thousands)

                                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                 BY

                                                      DEPARTMENT OR SERVICE FUNCTION
                                         Fleet      General     Human      Investor
    Description of Items              Management   Services   Resources    Relations     Legal      Marketing   Operations

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -      $    -      $     -
920    Salaries and Wages                1,181       3,166      10,065         341       7,769         813       32,344
921    Office Supplies and Expenses        121      17,890       2,215         369         678         159        1,936
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -            -
923    Outside Services Employed            74         918       2,999         191      40,124       2,291        6,439
924    Property Insurance                   -           -           -           -           -           -            -
925    Injuries and Damages                 -           -           92          -            7          -            -
926    Employee Pensions and Benefits       99         391       1,218          31         494          60        3,302
928    Regulatory Commission Expense        -           -           -           -           -           -            -
930.1  General Advertising Expense          -           -          188          -            2          -             1
930.2  Miscellaneous General Expenses        6        (636)        258           1           4          30            8
931    Rents                               102       2,491           1          12          15          -            10
932    Maintenance of Structures
           and Equipment                    45         463          37          -            1          -            75
403    Depreciation and
           Amortization Expense             -           -           -           -           -           -            -
408    Taxes Other Than Income Taxes        83         193         636          23         408          57        2,134
409    Income Taxes                         -           -           -           -           -           -            -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -            -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -            -
411.5  Investment Tax Credit                -           -           -           -           -           -            -
426.1  Donations                            -           -            5          -           -           -             4
426.5  Other Deductions                     -           -           -           -            3           1           -
427    Interest on Long-Term Debt           -           -           -           -           -           -            -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -            -
431    Other Interest Expense               -           -           -           -           -           -            -
                                      ---------------------------------------------------------------------------------
              TOTAL EXPENSES          $  1,711    $ 24,876    $ 17,714    $    968    $ 49,505    $  3,411    $  46,253
                                      =================================================================================



                                                                   36


                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                            For the Period January 1, 2001 to December 31, 2001
                                                              (In Thousands)

                                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                 BY

                                                     DEPARTMENT OR SERVICE FUNCTION
                                                                                Risk                Shareholder     Tax
    Description of Items                Payroll     Procurement   Research   Management  Security     Services   Accounting

912-13 Marketing and Advertising      $     -      $     -       $     -     $     -     $    -      $    -       $    -
920    Salaries and Wages                1,253        1,821           150       1,631      1,461         967        3,908
921    Office Supplies and Expenses        207          412             4         160        151         775          331
922    Administrative Expense
           Transferred Credit               -            -             -           -          -           -            -
923    Outside Services Employed            22          543             8          (4)       339         860        2,102
924    Property Insurance                   -            -             -           -          -           -            -
925    Injuries and Damages                 -            -             -           -          -           -            -
926    Employee Pensions and Benefits      127          301             8         144        135          99          317
928    Regulatory Commission Expense        -            -             -           -          -           -            -
930.1  General Advertising Expense          -            -             -           -          -           -             1
930.2  Miscellaneous General Expenses       -            -             -           -          -          255           17
931    Rents                                -           (21)           -           10          1          -             3
932    Maintenance of Structures
           and Equipment                    14           -             -            1        411         238          126
403    Depreciation and
           Amortization Expense             -            -             -           -          -           -            -
408    Taxes Other Than Income Taxes       106          120            10         116         99          74          324
409    Income Taxes                         -            -             -           -          -           -            -
410    Provision for Deferred
           Income Taxes                     -            -             -           -          -           -            -
411    Provision for Deferred
           Income Taxes - Credit            -            -             -           -          -           -            -
411.5  Investment Tax Credit                -            -             -           -          -           -            -
426.1  Donations                            -            71            -           -          -           -            -
426.5  Other Deductions                      6           -             -            2         -           -             1
427    Interest on Long-Term Debt           -            -             -           -          -           -            -
430    Interest on Debt to
           Associate Companies              -            -             -           -          -           -            -
431    Other Interest Expense                3           -             -           -          -           -            -
                                      -----------------------------------------------------------------------------------
              TOTAL EXPENSES          $  1,738     $  3,247      $    180    $  2,060   $  2,597     $ 3,268    $   7,130
                                      ===================================================================================



                                             				37


                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                            For the Period January 1, 2001 to December 31, 2001
                                                             (In Thousands)

                                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                 BY

                                                     DEPARTMENT OR SERVICE FUNCTION
                                          IT       Travel
    Description of Items                Telecom   Services  Treasury

912-13 Marketing and Advertising      $     -    $     -    $     -
920    Salaries and Wages                9,128        232      1,548
921    Office Supplies and Expenses      5,095         26         93
922    Administrative Expense
           Transferred Credit               -          -          -
923    Outside Services Employed           994        484         44
924    Property Insurance                   -          -          -
925    Injuries and Damages                 -          -          -
926    Employee Pensions and Benefits      758         26        114
928    Regulatory Commission Expense        -          -          -
930.1  General Advertising Expense          -          -          -
930.2  Miscellaneous General Expenses       15         -       8,478
931    Rents                               108          1         33
932    Maintenance of Structures
           and Equipment                   697         -          60
403    Depreciation and
           Amortization Expense             -          -          -
408    Taxes Other Than Income Taxes       672         17         98
409    Income Taxes                         -          -          -
410    Provision for Deferred
           Income Taxes                     -          -          -
411    Provision for Deferred
           Income Taxes - Credit            -          -          -
411.5  Investment Tax Credit                -          -          -
426.1  Donations                            -          -          -
426.5  Other Deductions                     -          -          -
427    Interest on Long-Term Debt           -          -          -
430    Interest on Debt to
           Associate Companies              -          -          -
431    Other Interest Expense               -          -          -
                                      ------------------------------
              TOTAL EXPENSES          $ 17,467   $    786   $ 10,468
                                      ==============================







                                             				38


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001

                                   (In Thousands)

                  DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
   Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

Regular Services
----------------
Accounts Payable          $ 1,572   $    14   $  1,552   $   6       42
Accounting Services         8,539       324      8,208       7      108
Audit                       2,455         7      2,448       -       34
Aviation                    1,372       389        983       -       15
Benefit Administration        915        40        875       -       14
Business Operations        14,461         -     14,461       -      194
Business Planning           2,442        11      2,431       -       22
Client Services            36,346        83     36,079     184      482
Corporate Communications    3,268       121      3,147       -       41
Corporate Planning          2,325       226      2,099       -       24
Corporate Secretary           484       360        124       -        5
Customer Service            1,356         7      1,349       -       38
Data Operations            19,312        11     19,283      18      295
Energy Marketing            2,154         3      2,151       -       31
Environmental               4,648         2      4,646       -       62
Executive                  36,691        75     36,616       -      105
External Affairs            4,587        18      4,569       -       47
Facilities Management       1,152         6      1,146       -       17
Fleet Management            1,181         -      1,181       -       15
General Services            3,166       146      3,020       -       60
Human Resources            10,064       309      9,755       -      133
Investor Relations            341       297         44       -        4
Legal                       7,769       427      7,342       -       69
Marketing                     813         -        813       -        -
Operations                 32,344         -     32,344       -      351
Payroll                     1,253         -      1,252       1       20
Procurement                 1,821         7      1,738      76       27
Research                      150         1        149       -        2
Risk Management             1,631        21      1,610       -       22
Security                    1,461         6      1,455       -       25
Shareholder Services          967       824        143       -       16
Tax Accounting              3,909       257      3,652       -       52
Telecom                     9,128         -      9,127       1      100
Travel Services               232         1        231       -        4
Treasury                    1,549        80      1,469       -       17
                         ----------------------------------------------

          TOTAL          $221,858   $ 4,073  $ 217,492   $ 293    2,493
                         ==============================================


                 ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

                      OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

                                                          Relationship
                                                          "A"=Associate
                                                            "NA"=Non
From Whom Purchased                  Description            Associate   Amount

Corestaff Services            Human Resources, Temporary
                              Employee Staffing                   NA    $34,261

McGuire Woods LLP             Legal Services                      NA     16,040

Six Sigma Academy Inc         Six Sigma Services                  NA      3,471

Getronics                     Computer Support                    NA      2,503

Troutman Sanders LLP          Legal Services                      NA      2,451

American Payment Systems
Inc                           Stub Processing & Agent Fee         NA      1,586

Deloitte & Touche LLP         Auditing, Accounting and Tax
                              Services                            NA      1,490

Kelley Drye & Warren LLP      Legal Services                      NA      1,235

Watson Wyatt & Co             Actuarial Services                  NA      1,180

Credit Suisse First
Boston                        Financial Advice and Legal
                              Services                            NA      1,016

Logica Inc                    Computer Services                   NA        983

Hogan & Hartson LLP           Legal Services                      NA        967

Steptoe & Johnson PLLC        Legal Services                      NA        907

Hewitt Associates LLC         Benefit Services                    NA        826

Malatesta Hawke & McKeon
LLP                           Legal Services                      NA        804

Bruder Gentile & Marcoux      Legal Services                      NA        803

Robinson & Cole LLP           Legal Services                      NA        740

Patton Boggs LLP              Legal Services                      NA        688

Shaw Pittman                  Legal Services                      NA        657

                                         40

               ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                            Relationship
                                                            "A"=Associate
                                                              "NA"=Non
From Whom Purchased                       Description         Associate   Amount

McCandlish Kaine PC           Legal Services                      NA        595

Jones Day Reavis & Pogue      Legal Services                      NA        585

Western Union Financial
Services                      Professional Fees                   NA        577

Gibson Dunn & Crutcher
LLP                           Legal Services                      NA        571

Hunton & Williams             Legal Services                      NA        544

Hennegan Co                   Shareholder Relations               NA        495

Rosenbluth International      Travel Services                     NA        481

KPMG LLP                      Consulting Services                 NA        476

Novell Inc                    Zenworks Implementation             NA        433

Mobility Inc                  Printing Services                   NA        422

PKB Creative                  Publications Design                 NA        416

Arnold Worldwide Inc          Radio Billing                       NA        415

Computer Associates
International                 Computer Services                   NA        405

Reed Smith LLP                Legal & Lobbying Services           NA        398

Lotus Development Corp        Professional Services               NA        397

ICF Resources Inc             Consulting and Legal Services       NA        394

AR Traffic Consultants
Inc                           Freight                             NA         382

Miller & Wrubel PC            Legal Services                      NA         354

R R Donnelley
Receivables Inc               Shareholder Relations               NA         354

PA Consulting Services
Inc                           Consulting and Legal Services       NA         345

McDonald Hopkins Burke        Legal Services                      NA         345

Lukens Energy Group Inc       Consulting and Legal Services       NA         335

Winston & Strawn              Legal Services                      NA         327

                                         41

               ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                      For the Year Ended December 31, 2001
                                 (In Thousands)
                OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                            Relationship
                                                            "A"=Associate
                                                              "NA"=Non
From Whom Purchased                      Description         Associate    Amount

KPMG Consulting LLC           Consulting Services                  NA        327

Mika Meyers Beckett &
Jones PLC                     Legal Services                       NA        325

Carter Ryley Thomas           Market Research                      NA        323

Cummings & Lockwood           Legal Services                       NA        317

Baker & McKenzie              Legal Services                       NA        294

Lucent Technologies Inc       Computer Services                    NA        290

Hiney Printing Co             Printing Services                    NA        287

Knox Marketing Inc            Marketing Services                   NA        279

RPM Consulting Inc            Staff Augmentation Consulting        NA        277

Integic Corp                  Hardware/Software Consulting         NA        277

Utility Partners Inc          Maintenance Services                 NA        275

ADP Investor
Communication Services        Shareholder Relations                NA        272

AYCO Co The                   Financial Consulting                 NA        252

Raycom Co                     Doppler Weather Services             NA        250

Gas Information Center
Inc                           Operator Services                    NA        246

Charles River Associates
Inc                           Legal Services                       NA        238

Murphy Companies The          Consulting Services                  NA        235

LeBoeuf Lamb Greene &
Macrae LLP                    Legal Services                       NA        233

Wackenhut Corp The            Security Services                    NA        225

Flightsafety
International                 Pilot Training                       NA        224

J C Schultz Interiors
Inc                           Professional Services                NA        220

Jackson Walker LLP            Legal Services                       NA        217

Morgan Lewis & Bockius
LLP                           Legal Services                       NA        213

                                         42


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                       For the Year Ended December 31, 2001
                                  (In Thousands)

                 OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                            Relationship
                                                            "A"=Associate
                                                              "NA"=Non
From Whom Purchased                     Description         Associate     Amount

Towers Perrin Forster &
Crosby                        Human Resources Consulting           NA       212

Stewart E Farrar LLC          Legal Services                       NA       207

Comdisco                      Professional Services                NA       206

Cleveland Indians
Baseball Co LP                Sponsorship                          NA       205

Baker Botts LLP               Legal Services                       NA       202

Westinghouse Electric Co
LLC                           Business Plan Development            NA       196

Gordon Arata McCollam
Duplantis                     Legal Services                       NA       194

TCF Ltd Partnership           Consulting                           NA       188

Burr Wolff LP                 Tax Software                         NA       179

Arthur Andersen               Accounting Professional
                              Services                             NA       175

Nola Computer Services
Inc                           Computer Support                     NA       174

Pantellos Group Limited
Partnership                   Subscription Fee                     NA       171

Stikeman Elliott              Legal Services                       NA       167

Parker & Associates Inc       Environmental Compliance Audit
                              Services                             NA       163

Halifax Corp                  Computer Maintenance                 NA       162

E L Crump Jr                  Consulting & Lobbying Services       NA       159

Jones Walker Waechter
Poitevent                     Legal Services                       NA       158

WOIO TV                       Doppler Weather Services             NA       156

Simpson Thacher &
Bartlett                      Legal Services                       NA       153

Moodys Investors Service      Consulting Services                  NA       150

Spencer Stuart                Consulting Services                  NA       148

                                         43


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                       For the Year Ended December 31, 2001
                                  (In Thousands)
                 OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                            Relationship
                                                            "A"=Associate
                                                              "NA"=Non
From Whom Purchased                     Description         Associate     Amount

Pitney Bowes Management       Professional Management
Services                      Services                             NA       148

Vinson & Elkins LLP           Legal Services                       NA       147

Ducharme Mcmillen &
Associates Inc                Tax Services                         NA       146

CT Corporation System         Statutory Representation &
                              Professional Services                NA       145

NCO Epayments                 Collection Services                  NA       145

N Core Systems Inc            Computer Consulting                  NA       143

Jackson & Kelly PLLC          Legal Services                       NA       142

Adams & Reese LLP             Consulting & Lobbying Services       NA       142

Russell R Johnson III         Legal Services                       NA       140

WUAB TV Forty Three           Doppler Weather Services             NA       138

Bernard Hodes Group           Consulting Services                  NA       137

Computer Specialist           Computer Services                    NA       137

Brown Williams Moorehead
& Quinn                       Legal Services                       NA       135

Varnum Riddering Schmidt      Legal Services                       NA       133

Roderick Linton LLP           Legal Services                       NA       133

Scott Madden &
Associates Inc                Benchmarking Projects                NA       133

Virginia Press Assn           Advertising                          NA       132

National Survey Research
Center                        Research Services                    NA       131

Mark T Cox IV                 Consulting Services                  NA       131

Jet Professionals Inc         Pilot Services                       NA       129

Claritas Inc                  Information Services                 NA       128

Dutko Group The               Public Policy Consulting &
                              Lobbying                             NA       127

                                         44



                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                       For the Year Ended December 31, 2001
                                  (In Thousands)
                 OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                            Relationship
                                                            "A"=Associate
                                                              "NA"=Non
From Whom Purchased                       Description         Associate   Amount

Standard & Poors              Consulting Services                  NA       125

Mercury Interactive Corp      Consulting Services                  NA       125

Farnsworth & Vonberg          Legal Services                       NA       124

Huff Poole & Mahoney          Legal Services                       NA       123

Keller & Heckman LLP          Legal Services                       NA       122

McKee Nelson LLP              Legal Services                       NA       122

Wiss Janney Elstner
Associates Inc                Legal Services                       NA       121

Continental Health
Promotion Inc                 Fitness Center Program               NA       121

Peace Software Inc            Software Services                    NA       120

Information Builders          IT Professional Services             NA       118

Grubb & Ellis Co              Software Services                    NA       118

E Dandridge McDonald          Legal Services                       NA       115

Thelen Reid & Priest LLP      Legal Services                       NA       115

Ronald E Lewis                Consulting Services                  NA       114

Altos Management
Partners Inc                  Gas Market Analysis                  NA       113

Fred Olieveri
Construction Co               Construction Services                NA       112

Prudential Residential
Services Ltd                  Real Estate Services                 NA       111

Virginia Emergency &          Fitness For Duty Consultative
Occupational                  Services                             NA       110

Duvin Cahn & Hutton           Legal Services                       NA       110

Sun Microsystems Inc          SAP Consulting                       NA       109



                                         45


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                       For the Year Ended December 31, 2001
                                  (In Thousands)
                 OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Concluded)

                                                            Relationship
                                                            "A"=Associate
                                                              "NA"=Non
From Whom Purchased                       Description       Associate     Amount

J Kirby Barry                 Legal Services                       NA       101

Miscellaneous (1,908 items
less than $100,000)                                                      17,491
                                                                       --------
   TOTAL                                                               $115,437
                                                                       ========



                                                            Relationship
                                                            "A"=Associate
                                                              "NA"=Non
From Whom Purchased                       Description         Associate  Amount

Virginia Electric and         Services provided under the
Power Company                 Virginia Power Support
                              Agreement                             A    $12,776

Dominion Field Services,      Services provided under the
Inc.                          Ancillary Service Agreement           A      1,567

Dominion Energy Direct        Services provided under the
Sales                         Ancillary Service Agreement           A      1,288

Dominion Transmission,        Services provided under the
Inc.                          Ancillary Service Agreement           A        489

Miscellaneous (1 item
less than $100,000)                                                 A         59
                                                                        --------

   TOTAL                                                                $ 16,179
                                                                        ========



GRAND TOTAL for ACCOUNT 923                                             $131,616
                                                                        ========

                                        46


               ANNUAL REPORT OF:   Dominion Resources Services, Inc.

             For the Period Ended January 1, 2001 to December 31, 2001
                                   (In Thousands)
                   EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                 Description                                       Amount

Employee Benefits - Medical                                      $ 8,002

Employee Benefits - Dental / Vision                                  492

Medical Benefits - Life Insurance                                  1,125

Employee Benefits - Disability                                       113

Employee Benefits - Other Retiree expenses                            28

Employee Benefits - Other Post Employment Benefits                 9,189

Employee Pensions                                                (10,489)

Executive Supplemental Compensation Program                       69,077

Employee Benefits - Savings Plan                                   4,661

Transfer/Relocation Expense                                        3,908

Tuition Reimbursement Expense                                        546

Employee Relations Expense                                         1,352

Safety Functions Expense                                              83

Other Employee Benefits - Miscellaneous                            1,117
                                                                --------
          TOTAL                                                 $ 89,204
                                                                ========

                                         47


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

                    GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


Description              Name of Payee                    Amount

                       Arnold Communications             $   1,445
                       Pro Football Inc                      1,147
                       Siegel & Gale, Inc.                     203
                       Pittsburgh Pirates                      175
                       Barnard Hodes Group                     125
                       Architectural Graphics, Inc.            113
                       Pittsburgh Associations                  88
                       International Sports Prop., Inc          31
                       Direct Mail Solutions                    30
                       Advanced Sign Co.                        28
                       Fortune Personnel Consultants            16
                       Virginia Commonwealth of                 11
                       Career Builders Inc.                     10
                       Maecena Graphics                          9
                       Iminorities, Inc                          9
                       International Video Service               8
                       Cybertech Inc                             6
                       Richmond Printing Service                 5
                       Virginia Tech                             5
                       Signs by Tommorrow                        3
                       Other (less than $3,000)                 92
                                                         ---------


    TOTAL                                                $   3,559
                                                         =========

                                         48


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

                   MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)
               (2)) shall be separately classified.


        Description                                              Amount

Civic & Industry Association Dues                              $    638
Directors Fees                                                    1,759
Operating, Licensing, Environmental &
     Miscellaneous Fees and Expenses                              1,105
Bank & Financing Fees                                             8,055
                                                               --------
          TOTAL                                                $ 11,557
                                                               ========



                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)
                                 RENT - ACCOUNT 931

 INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
                "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
                System of Accounts.

         Type of Property                                           Amount

Aircraft Hangers                                                  $     60

Buildings / Facilities                                              20,577

Computer Equipment                                                     152

Office Equipment                                                     2,938

Vehicles                                                             4,639

Miscellaneous Rents                                                     20
                                                                  --------

          TOTAL                                                   $ 28,386
                                                                  ========

                                         50


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

                    TAXES OTHER THAN INCOME TAXES - ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes".  Separate the analysis into two groups:  (1) other than
               U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
               Provide a subtotal for each class of tax.


              Kind of Tax                                      Amount

(A) Other Than U. S. Government Taxes
      State Unemployment Tax                                 $    177
      Real Estate & Personal Property Taxes                       784
                                                             --------
            SUBTOTAL                                         $    961
                                                             --------
(B) U. S. Government Taxes
      Federal Social Security Tax                            $ 14,338
      Federal Unemployment Tax                                    162
                                                             --------
        SUBTOTAL                                             $ 14,500
                                                             --------
          TOTAL                                              $ 15,461
                                                             ========


                                         51


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

 	                  For the Year Ended December 31, 2001
                                   (In Thousands)

                             DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient            Purpose of Donation                 Amount

Energy Share:
   The Salvation Army                                              $ 24
         Miscellaneous (38 items less than $3,000)                    7
                                                                   ----
          TOTAL                                                    $ 31
                                                                   ====


Miscellaneous Non-501(C)Donations:
   Virginia Foundations for Research & Economic Education, Inc.    $ 10
   Williamsburg Chamber of Commerce                                  10
   Virginia Commonwealth of                                          10
   Greater Washington Initiative                                      5
   Greater Richmond Chamber of Commerce                               5
   Shenandoah Apple Blossom Festival                                  5
   Town of Mineral                                                    5
   Black Broadcasters Alliance                                        5
   Boston Police Patrolmen's Association                              5
   National Associations for the Advancement of Colored People        4
   Halifax Horizons                                                   3
   Miscellaneous ( 136 items less than $3,000)                       61
                                                                   ----
     TOTAL                                                         $128
                                                                   ----


Miscellaneous Charitable Donations:
   Bon Secours Richmond Health                                     $ 10
   Waterfall 2000                                                     6
   VA Business Higher Education Council                               5
   Governors School                                                   3
   Miscellaneous (9 items less than $3,000)                           7
                                                                   ----
     TOTAL                                                         $ 31
                                                                   ----

                                         52


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)
                        DONATIONS - ACCOUNT 426.1 (Continued)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

     Name of Recipient            Purpose of Donation              Amount
     Educational 501(C) Donations:
        United Negro College Fund                                    $  5
        Northern Virginia Community College                             3
        Surry County High School                                       50
        Virginia Commonwealth University                               10
        Thomas Nelson Community College                                25
        Virginia Tech Foundation                                       10
        North Carolina Wesleyan College                                 5
        Paul D. Camp Community College                                 10
        Virginia College Dream Foundation                              30
        Community in Schools of Virginia                               25
        Richmond Public Schools                                         7
        Lesley University                                               5
        Glenville State College                                        10
        University of Richmond                                         50
                                                                     ----
          TOTAL                                                      $245
                                                                     ----
     Fine Arts 501(C) Donations:
        Shenandoah Shakespeare                                       $ 25
        Hand Workshop Art Center                                       11
        Virginia Museum of Fine Arts                                    5
        Virginia Arts Festival                                          5
        The John F. Kennedy Center for the Performing Arts             25
        Paramount Theater                                              25
                                                                     ----
          TOTAL                                                      $ 96
                                                                     ----

     The Sciences 501(C) Donations:
        The VA Institute of Marine Science                           $ 15
                                                                     ----
          TOTAL                                                      $ 15
                                                                     ----
     Medical/Health 501(C) Donations:
        Alzheimers Association                                       $  5
        Virginia Health Care Foundation                                25
        United Network For Organ Sharing                               28
        March of Dimes Birth Defects                                    5
        Childrens Hospital                                             25
        Leukemia & Lymphoma Society                                     5
        The National Multiple Schlerosis Society                        5
        American Heart Association                                     30
        Cancer Research Foundation                                     10
        American Cancer Society                                        10
                                                                     ----
          TOTAL                                                      $148
                                                                     ----


                                         53


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

 	                  For the Year Ended December 31, 2001
                                  (In Thousands)

                              DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

     Name of Recipient            Purpose of Donation              Amount
     Miscellaneous 501(C) Donations:
        Virginia Four H Foundation                                     5
        Wildlife Foundation of Virginia                                5
        Four County Players                                            5
        Living the Dream                                              10
        Richmond Public Relations Assn                                 6
        Junior Achievement of the National                             6
        Henricus Foundation                                            5
        ARAB American Institute Foundation                             5
        Virginia Beach Neptune Festival                                5
        Junior Achievement                                             5
        Meals on Wheels                                               50
        Chaplain Services of the Churches                              5
        Habitat For Humanity                                          10
        Choanoke Area Development Assn                                 3
        International Childrens Festival                               3
        United Way Inc.                                                4
        The Salvation Army                                             5
        Energyshare                                                   10
        Ports Events Inc                                               5
        Virginia Sports Hall of Fame, Inc                             25
        Tidewater Regional Minority                                   10
        North Carolina Legislative Black Caucus                        6
        Virginia Regional Minority Supplier                           20
        Hampton Roads Black Media                                      3
        Metropolitan Business League                                  25
        Jewish Community Federation                                   38
        Urban League of Greater Richmond                              20
        JK Group Inc. (Matching gifts program)                        45
        Richmond Goodwill Industries                                  10
        Society for the Prevention of Cruelty to animals              10
        Boy Scouts of America                                          5
        Friends Assn for Children                                     11
        Virginia Commonwealth                                          5
        Emergency Shelter Inc.                                         3
        Colonial Williamsburg Foundation                               5
        Roanoke Island Historical Assn                                10
        Northern Ohio Minority Business                                5
        For Inspiration & Recognition of Science & Technology          6
        Metropolitian Richmond Sports                                 50
        Go Fish Market Auction                                         7
        Habitat for Humanity of Wood County                            5


                                         54


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

 	                  For the Year Ended December 31, 2001
                                   (In Thousands)

                             DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

     Name of Recipient            Purpose of Donation              Amount
     Miscellaneous 501(C) Donations:
        Virginia Public Safety Foundation                              5
        Virginia Holocaust Museum                                     25
        Pioneer College Caterers Inc.                                 25
        Richmond Police Athletic League                                5
        Regional Federal Advocacy                                      5
        United States Navy Memorial                                    3
        Big Brother Big Sisters Services                              10
        Wolf Trap Foundation                                          25
        Capital Area Agency on Aging, Inc.                             4
        Watermans Museum                                              21
        Alexandria Seaport Foundation                                  7
        Richmond Boys Choir                                            3
        Family Young Mens Christian Assn                              10
        The Nature Conservancy                                        25
        Preservation of Virginia Excutive                             20
        USS Wisconsin Foundation                                      25
        New Journal & Guide                                            5
        Greater Richmond Richmond Youth Development                    3
        Linkages of Louisa Inc.                                       50
        The Elizabethan Gardens Inc.                                   3
        People Helping People                                      1,050
        Greater Richmond Chamber Foundation                            8
        National Conference For Community & Justice                    7
        Virginia Historical Society                                    5
        Cross Over Health Center                                      10
        United Way Services                                           20
        Richmond Parade Inc                                            3
        Virginia Assn on Aging                                         3
        Better Housing Coalition                                       5
        Habitat for Humanity                                          50
        Senior Services of Southeastern                                6
        Richmond Sportsbackers                                         5
        Richmond Renaissaince                                         30
        National Action Council for Minority in Engineering            7
        Richmond Area Assn for Retarded                               15
        Miscellaneous (377 items less than $3,000)                   459
                                                                  ------
           TOTAL                                                  $2,438
                                                                  ------
            TOTAL ALL DONATIONS 426.1                             $3,132
                                                                  ======




                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)
                          OTHER DEDUCTIONS - ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.


      Description                Name of Payee                      Amount
Civic/Political Activities       Various                             $  682
Miscellaneous                                                            20
                                                                     ------
          TOTAL                                                      $  702
                                                                     ======


                                         56

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001

                   SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



        See Notes to Financial Statements, Schedule XIV, pages 23-27.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.


                            ORGANIZATION CHART - 2001


                          See Exhibit I filed herewith.

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.


                               METHODS OF ALLOCATION


                           See Exhibit II filed herewith.


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                  (In Thousands)

             ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



                                                       TOTAL
                                                     Allocation
                        Company                      of Interest

              Dominion International, Inc.           $   4
              CNG Main Pass Gas Gathering Corp.         -
              CNG Oil Gathering Corporation             -
              Dominion Capital, Inc.                    31
              The East Ohio Gas Company                214
              Dominion Energy, Inc.                     -
              Dominion Energy Direct Sales, Inc         -
              Dominion Exploration & Prod., Inc.        78
              Dominion Field Services, Inc.              4
              Hope Gas, Inc.                            26
              Dominion Lands, Inc.                       3
              The Peoples Natural Gas Company           64
              Dominion Products & Services, Inc.         1
              Dominion Reserves, Inc.                   37
              Dominion Resources Capital Trust I        -
              Dominion Resources, Inc.                  38
              Dominion Retail, Inc.                     29
              Dominion Telecom, Inc.                     9
              Dominion Transmission, Inc.              133
              Evantage, Inc.                            -
              Virginia Electric & Power Company      1,051
              Virginia Power Energy Marketing, Inc.      5
              Virginia Power Nuclear Services, Inc.      1
              Virginia Power Properties, Inc.           -
              Virginia Power Services, Inc.             -
              Virginia Power Services Energy, Inc.      -
              CNG Coal Company                          -
              CNG Financial Services Company            -
              CNG Iroquois, Inc.                        -
              CNG Pipeline Company                      -
              CNG Power Company - Liquids Div.          -
              CNG Power Company - Mrkt Ctr Serv. Div.   -
              CNG Power Company - Tech Prod Div.        -
              CNG Power Services Corporation            -
              CNG Research Company                      -
              Consolidated Natural Gas, Inc.             2
              Consolidated System LNG Company           -
              Dominion Alliance Holding, Inc.           -
              Dominion Cleveland Thermal, Inc.          -
              Dominion Credit Union                     -
              Dominion Energy, Inc.                    120


                                         60


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                        For the Year Ended December 31, 2001
                                   (In Thousands)

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED (concluded)



                                                           TOTAL
                                                        Allocation
                   Company                              of Interest
         Dominion Greenbrier Pipeline LLC                  -
         Dominion Metering Services, Inc.                  -
         Dominion Ohio ES, Inc.                            -
         Dominion Oklahoma Texas E&P                       -
         Dominion Telecom Services, Inc.                   10
                                                      -------
                   TOTAL                               $1,860
                                                      =======





                                       61


                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                    Dominion Resources Services, Inc.
                                    (Name of Reporting Company)


                                    By: /s/ Steven A. Rogers
                                    ------------------------
                                    (Signature of Signing Officer)


                                    Steven A. Rogers
                                    Vice President and Controller
                                    Dominion Resources Services, Inc.
                                    (Printed Name and Title of Signing Officer)

Date:  May 1, 2002

                           ORGANIZATION CHART - EXHIBIT I


                          DOMINION RESOURCES SERVICES, INC.

                                 ORGANIZATION CHART



Board of Directors

President and Chief Executive Officer

   Executive Vice President (4)
   Executive Vice President and Chief Financial Officer

      Senior Vice President and Chief Administrative Officer
      Senior Vice President and Treasurer
      Senior Vice President - External Affairs & Corporate Communications Senior Vice President - Information Tech. and Chief Information Officer Senior Vice President - Law

         Vice President and Controller
         Vice President and Corporate Secretary
         Vice President and General Auditor
         Vice President and General Counsel
         Vice President - Chief Environmental Officer
         Vice President - Enterprise Risk Management
         Vice President - External Affairs & Corporate Communications Vice President - Financial Planning
         Vice President - Human Resources (2)
         Vice President - Shared Services
         Vice President - Tax
         Vice President - Telecommunications
         Vice President

                        METHODS OF ALLOCATION - EXHIBIT II



                          DOMINION RESOURCES SERVICES, INC.


                                Methods of Allocation



Service Department or Function formulas to be used when employees
Render services to all companies participating in such service, for the services indicated are set forth below.


       Service Department
          or Function                       Basis of Allocation



  Employee Benefits/           The number of employee and annuitant accounts
  Pension Investments          as of the preceding December 31st.

  Human Resources              The number of employees as of the preceding
                               December 31st.

  Corporate Planning:
   - Capital Budgets           Total investment in plant recorded at preceding
                               December 31st.
   - Operating &
     Maintenance Budgets       Total operating expenses, excluding purchased gas
                               expense, purchased power expense (including fuel expenses), other purchased products and royalties, for the preceding year ended
                               December 31st.

  Business and Operations
   Services Energy sale and deliveries for the preceding year ended December 31st.

  Risk Management              Insurance premiums for the preceding year ended
                               December 31st.

  Rates Total regulated company operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended December 31st.

 DOMINION RESOURCES SERVICES, INC.                    Exhibit II
                                                     (Continued)

                               Methods of Allocation


       Service Department
          or Function                       Basis of Allocation

  Research Gross revenues from the sale of natural gas (including intercompany sales) and electricity, recorded during the preceding year ended December 31st.

  Tax The sum of the total income and total deductions as reported for Federal Income Tax purposes on the last return filed.

  Corporate Secretary/
  Investor Relations           The weighted average of the previous three years
                               of total Service Company billings for the prior years ended December 31st.

  Customer Services            For metering, the number of gas or electric
                               meters for the preceding year ended December
                               31st; otherwise the number of customers for the preceding year ended December 31st.

  System Services Group:

  Information Technology:
    LDC/EDC  Computer
    Applications               Number of residential and commercial customers
                               at the end of the preceding year ended December
                               31st.

    Other Computer
    Applications               Number of users or usage of specific computer
                               systems at the end of the preceding year ended
                               December 31st.

    Network Computer
    Applications               Number of network devices at the end of the
                               preceding year ended December 31st.

    Telecommunications
    Applications               Number of telecommunications units at the end of
                               the preceding year ended December 31st.


  Facility Services:
    Building Services          Square footage of office space as of the
                               preceding year ended December 31st.

                           DOMINION RESOURCES SERVICES, INC.          Exhibit II
                                                                     (Continued)

                                 Methods of Allocation



       Service Department
           or Function                      Basis of Allocation


  System Services Group (Continued):


  Processing Services:
     Payroll Number of employees on the previous December 31st or the number of payroll payments generated during the previous year ending December 31st.

     Cash Management &
     Customer Payment
     Processing                 Number of customer payments processed
                                during the preceding year ended
                                December 31st.

       Accounts Payable
       Processing               Number of accounts payable documents
                                processed during the preceding year
                                ended December 31st.

       Fleet Administration     Number of vehicles at December 31st.

  Purchasing                    Dollar value of contract purchases
                                for the preceding year ended December 31st.

  Regulated Business Support
    Group:


  Engineering Services:
     General Services           Gas pipeline and/or electric supply
                                line footage as of the preceding
                                year ended December 31st.

     Transmission and Storage
     Services Total investment in storage and transmission plant as of the preceding year ended December 31st.

  Gas Supply:                   Gas volumes purchased for each affiliate for
                                the preceding year ended December 31st.

  Electricity Supply:           Electricity load purchased for each affiliate
                                for the preceding year ended December 31st.
  Marketing
     Shared Projects            Annual marketing plan budget for the current
                                year of allocation.

     Other Indirect Costs       Total marketing direct and shared project
                                costs billed to each System Company for the preceding year ended December 31st.

  Material Management           Material inventory assets as of
                                the preceding year ended
                                December 31st.

                           DOMINION RESOURCES SERVICES, INC.        Exhibit II
                                                                    (Continued)

                                 Methods of Allocation


       Service Department
           or Function                      Basis of Allocation


System Accounting:


Financial Accounting
  and Reporting                 Number of financial related transactions,
                                records and reports generated, and account code combinations for the preceding year ended December 31st.

Regulated Fixed Assets          Regulated companies fixed assets added, retired
                                or transferred during the preceding year ended
                                December 31st.

                           DOMINION RESOURCES SERVICES, INC.    Exhibit II
                                                                (Continued)

                                 Methods of Allocation


Company Group Formulas to be used in the absence of a service department or function formula or when service rendered by employees is for a different group of companies than those companies regularly participating in such service:



       Company Group                        Basis of Allocation






All companies (includes all     Total operating expenses, excluding purchase
System Companies except         gas expense, purchase power expense (including
Service Company)                fuel expense), other purchased products and
                                royalties, for the preceding year ended
                                December 31st.


All retail companies            Volume of gas and quantity of electricity
                                sold at retail during the preceding year ended December 31st (converted to dollar value).

All wholesale companies         Gross revenues from sales for resale recorded
                                during the preceding year ended December 31st.

All companies having
   Transmission lines           Gross investment in transmission plant recorded
                                at preceding December 31st.

All production companies        Production plant budget for the current year of
                                allocation.

Appalachian production
   Companies                    Gross investment in Appalachian production
                                plant recorded at preceding December 31st.

All storage companies           Gross investment in storage plant, excluding
                                non-current inventory, recorded at preceding
                                December 31st.

All Companies/
   Shareholder Activities       The weighted average of the previous
                                three years of Service Company billings.

                           DOMINION RESOURCES SERVICES, INC.        Exhibit II
                                                                    (Concluded)

                                 Methods of Allocation




       Company Group                        Basis of Allocation







All unregulated companies       Total unregulated companies' operating
                                expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ending
                                December 31st.

All regulated companies         Total regulated companies'operating
                                expenses, excluding purchased gas
                                expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended
                                December 31st.